Exhibit (d)(2)

CONFIDENTIALITY AGREEMENT MADE ON JANUARY 22, 2018

BETWEEN	ABLYNX, a Belgian naamloze vennootschap, having its registered offices at Technologiepark 21, 9052 Ghent, Belgium, registered with the Cross Roads Bank for Enterprises under number 0475.295.446 (“Ablynx”); and

Sanofi, a French société anonyme, having its registered offices at 54 rue La Boétie, 75008 Paris, France, registered with the Paris Commercial and Companies Register under number 395 030 844 (“Sanofi”).

Ablynx and Sanofi are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.	Sanofi is considering a possible business combination transaction between Sanofi and Ablynx, which could take the form of a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of Ablynx (the “Proposed Project”).

B.	In order for Sanofi to review the Proposed Project, Sanofi has requested that Ablynx supply it with the Confidential Information to conduct due diligence on Ablynx.

C.	Sanofi may communicate Confidential Information to Ablynx as part of the negotiations between Parties in relation to the Proposed Project.

D.	Each Party agrees to provide, and agrees to receive, certain Confidential Information on the following terms and conditions.

THE PARTIES AGREE

1	DEFINITIONS AND INTERPRETATION

1.1	DEFINITIONS

In this Agreement, including the Recitals, unless the context indicates a contrary intention:

“Affiliates” means, in relation to a Party, a legal person or individual:

(a)	that is directly or indirectly Controlled by such Party;

(b)	that directly or indirectly Controls such Party; or

(c)	that is, directly or indirectly, Controlled by a company that also, directly or indirectly, Controls such Party.

“Business Day” means a day on which banks in Belgium, France and the U.S. are open for business, excluding Saturdays, Sundays and public holidays.

“Clean Team Agreement” means the clean team agreement to be entered into between the Parties and any appropriate third parties that establishes a “clean team” that shall limit access to certain Confidential Information to certain Representatives of the Recipient for the purpose of the designated matters set out therein.

“Confidential Information” means all information and all agreements, memoranda, correspondence, material, advice, opinions and any copies or duplicates thereof or any part thereof relating to the Provider or its Subsidiaries or their past, existing or future business, operations, administration or strategic plans supplied or made available at any time (as from 20 January 2018), in any form, whether in writing, in visual form, in electronic form or orally, and whether directly or indirectly, to the Recipient or its Representatives by the Provider or its Representatives, as well as the existence and the terms of this Agreement and the negotiations relating to the Proposed Project. For the purpose of this Agreement, the following shall also be deemed to constitute Confidential Information: (i) the fact that discussions or negotiations are taking place concerning the Proposed Project, (ii) any of the terms, conditions or other facts with respect to the Proposed Project, including the status thereof or that Confidential Information has been made available to either Party.

“Control” of a company means the power to direct, administer and dictate policies of such company, individually or jointly with another person, it being understood and agreed that Control of a company can be exercised without direct or indirect ownership of fifty percent (50%) or more of its voting shares, provided always that the ownership of the right to exercise fifty percent (50%) or more of the voting rights of a given corporation shall be deemed to be effective Control hereunder.

“Employee” means in relation to a Party an individual employed under an employment agreement with it or any of its Subsidiaries, any of its director or of any of its Subsidiaries or any person having a management agreement with it or any of its Subsidiaries.

“Government Agency” means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

“Law” includes any law, statute, regulation or policy of any Government Agency or rule of any stock exchange.

“MAR” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse.

“Party” means either of, or both, the Provider and the Recipient.

“Proposed Project” means the project referred to in Recital A.

“Provider” means a Party who is, or whose Representatives are, supplying Confidential Information to the other Party, or to such other Party’s Representatives.

“Recipient” means a Party who is, or whose Representatives are, receiving Confidential Information from the other Party, or from such other Party’s Representatives.

“Representative” in relation to a Party means any of its Affiliates and any director, officer, Employee, agent or professional adviser of or representing the Party (for the avoidance of doubt: excluding any (potential) financiers of the Recipient),

“Recipient Notes” means all copies, notes, summaries, calculations, conclusions or summaries and other material (in whatever form or medium including written, visual or electronic) made or derived by or on behalf of Recipient or its Representatives wholly or in part from Confidential Information or from inspection or evaluation of Confidential Information.

“Specified Purpose” means the purpose mentioned in clause 3.

“Subsidiary” means, in relation to a Party, a legal person that is directly or indirectly Controlled by such Party.

1.2	INTERPRETATION

In this Agreement, including the Recitals, unless the context indicates a contrary intention:

(a)	words denoting the singular number shall include the plural and vice versa;

(b)	references to persons include individuals, companies, entities and economic entities;

(c)	words denoting any gender shall include all genders;

(d)	references to recitals, clauses, sub clauses, paragraphs and sub paragraphs are references to recitals, clauses, sub clauses, paragraphs and sub paragraphs of this Agreement;

(e)	references to any document or agreement shall be deemed to include references to such document or agreement as novated, supplemented, varied or replaced from time to time;

(f)	references to any party to this Agreement or any other document or agreement shall include its successors or permitted assigns;

(g)	headings are for convenience only and shall not affect the interpretation of this Agreement; and

(h)	where a party to this Agreement consists of more than one person, the liability of those persons under this Agreement shall be joint and several.

When the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof) are used, the Parties refer to the Belgian legal concept of “sterkmaking” / “porte-fort” but this shall also include a guarantee by the relevant Party of the due and timely performance of all actions, agreements and obligations to be performed by the relevant third party under the terms and conditions of this Agreement.

2	CONFIDENTIALITY

2.1	RECIPIENT COVENANTS

Recipient covenants and agrees, and will direct its Representatives:

(a)	to strictly maintain the confidentiality of the Confidential Information and the Recipient Notes on the terms of this Agreement;

(b)	to only use the Confidential Information in connection with the Proposed Project, and not disclose the Confidential Information to anyone, other than to those of its Representatives to whom it is necessary to disclose such information in connection with the Proposed Project, or to assist the Recipient with the Proposed Project, as the case may be. The Recipient must ensure that each of its Representatives is aware, prior to such disclosure, of the obligations under this Agreement and adheres to such obligations as if it, he or she were a party as a “Recipient” to this Agreement. The Recipient agrees to maintain a list of the persons to whom Confidential Information and Recipient Notes have been disclosed by it and to provide an up to date copy of that list to the Provider at any time upon the Provider’s simple request.

(c)	to procure that each of its Representatives strictly observes all of the Recipient’s obligations under this Agreement as if those obligations were imposed on such Representative;

(d)	to take all such steps and do all such things as may be necessary to maintain and safeguard the confidentiality of the Confidential Information and the Recipient Notes;

(e)	not to use or allow the use by its Representatives, for any purpose, of any portion of the Confidential Information or the Recipient Notes except for the Specified Purpose;

(f)	to only make, and procure that its Representatives only make, such copies of any Confidential Information as are reasonably necessary for the Specified Purpose;

(g)	to keep the Confidential Information and any copies thereof secure and in such a way so as to prevent unauthorised access by any third party, and shall otherwise comply with applicable data protection Law, including by taking such security measures against unauthorised or unlawful processing or actual loss or destruction of, or damage to, personal data as may be required under applicable Law; and

(h)	not to, directly or indirectly, share the Confidential Information with or enter into any agreement, arrangement or understanding, or any discussions that would reasonably be expected to lead to such an agreement, arrangement or understanding, with any other person, including other potential bidders and equity or debt financing sources (other than your Representatives as permitted above) regarding a possible transaction involving the Provider without the prior written consent of the Provider and only upon such person executing a confidentiality agreement in favour of the Provider with terms and conditions consistent with this Agreement.

2.2	LIMITATIONS

Clauses 2.1, 3, 8, 9.1 and 10 do not apply to the portions of the Confidential Information and the Recipient Notes:

(a)	that Recipient demonstrates are, or subsequently become, information in the public domain (other than as a result of a breach of this Agreement by Recipient or any of its Representatives);

(b)	that the Recipient can demonstrate to the Provider were already lawfully in the Recipient’s possession on a non-confidential basis or available to the Recipient on a non-confidential basis before the date referred to in the definition of “Confidential Information”;

(c)	that were disclosed to the Recipient without any obligations of confidentiality by a third party who, to the Recipient’s best knowledge, has not derived such Confidential Information directly or indirectly from the Provider or its Subsidiaries, nor has disclosed such Confidential Information in breach of any obligations of secrecy or breach of duty or agreement by which the third party is bound; or

(d)	that the Recipient can demonstrate to the Provider have been independently developed by the Recipient without use of or reliance on the Confidential Information.

3	PURPOSE OF DISCLOSURE AND USE OF CONFIDENTIAL INFORMATION

Recipient covenants and agrees that the Confidential Information will be provided to it and used only for evaluating, negotiating, entering into and/or implementing the Proposed Project (the “Specified Purpose”).

4	CLEAN TEAM

The Recipient acknowledges and agrees that the Provider may decide that certain Confidential Information shall only be provided to Representatives of the Recipient after signing and in accordance with the terms of a Clean Team Agreement.

5	NO RELIANCE ON CONFIDENTIAL INFORMATION

The Recipient acknowledges, agrees and confirms that:

(a)	neither Provider, nor any of its Subsidiaries or Representatives makes or gives any representation, guarantee or warranty, express or implied, that the Confidential Information provided to Recipient or its Representatives is or will be complete or accurate or that it has been or will be audited or independently verified;

(b)	neither Provider, nor any of its Subsidiaries or Representatives accepts any responsibility for any inference, interpretation, opinion or conclusion that Recipient or its Representatives may draw from or form on the basis of the Confidential Information;

(c)	the Confidential Information may not be relied upon in any way by Recipient in assuming any contractual or other obligation or liability or in pursuing or implementing the Proposed Project;

(d)	Recipient is making an independent assessment of the Confidential Information and any reliance by Recipient on the Confidential Information is wholly at the risk of Recipient; and

(e)	Provider is not under any obligation to Recipient to provide any further or updated information if it becomes aware of any inaccuracy in or omission from the Confidential Information already provided to the Recipient or its Representatives.

6	RELEASE

Recipient covenants and agrees that, except as may be expressly provided in any further agreement in writing with Provider:

(a)	to the extent permitted by law, neither Provider nor any of its Subsidiaries or Representatives has any liability (whether in negligence or other tort, by contract or under law or in equity) because of or in connection with the provision of the Confidential Information or because of purported reliance thereon by Recipient or any of its Representatives;

(b)	it releases Provider and each of its Subsidiaries and Representatives from and against all claims, actions, damages, remedies or other matters, whether in negligence or other tort, contract or under law or in equity or otherwise arising from or which hereafter may arise from or in connection with the provision of, or any purported reliance on, the Confidential Information and covenants that no claim or allegation shall be made against Provider or any of its Subsidiaries or Representatives in relation thereto; and

(c)	it expressly waives any right that it may have to rely upon the Confidential Information and will not rely upon the Confidential Information to sue or to hold Provider or any of its Subsidiaries or Representatives liable in any respect.

7	ACKNOWLEDGMENTS

Recipient acknowledges and agrees that:

(a)	Provider has and reserves the right at any time to provide Confidential Information or to cease to provide it, to deal or not to deal with Recipient at any time, and to cease dealing with Recipient for any reason and at any time without any obligation for the Provider to disclose or explain its decision to Recipient;

(b)	neither the provision of the Confidential Information by Provider nor the examination of Confidential Information by Recipient creates any legal relationship between the Parties except as expressly set out in this Agreement; and

(c)	the Confidential Information shall remain the property of the Provider and its disclosure shall not confer on the Recipient or any other person any rights (including any intellectual property rights) over the Confidential Information whatsoever beyond those contained in this Agreement.

8	MANDATORY DISCLOSURE

In the event that:

(a)	Recipient or any of its Representatives are required by Law or court order to disclose all or any part of the Confidential Information or the Recipient Notes; or

(b)	Recipient anticipates or has cause to anticipate that it or any of its Representatives may be so required,

then Recipient shall as soon as practicable and to the extent legally feasible or not prohibited by applicable Law:

(i)	notify Provider in advance of the actual or anticipated requirement; and

(ii)	at the request and expense of Provider, take, or procure its Representatives to take, all reasonable lawful measures available to oppose or restrict such disclosure, or make disclosure on terms that are acceptable to Provider, including assisting the Provider, at the Provider’s expense, in seeking a protective order or other appropriate remedy to the extent available, and shall exercise reasonable best efforts to preserve the confidentiality of the Confidential Information and the Recipient Notes. In the event that such protective order or other remedy is not obtained the Recipient or its Representatives, as the case may be, may disclose only that portion of the Confidential Information that the Recipient or its Representatives are advised by counsel is legally required to be disclosed and to only those persons whom the Recipient or its Representatives are advised by counsel are legally required to receive such information.

9	RETURN OF CONFIDENTIAL INFORMATION

9.1	RETURN OF INFORMATION ON CESSATION

Recipient covenants and agrees, at the written request of Provider, which may be made at any time, to:

(a)	immediately cease and procure that its Representatives immediately cease using Confidential Information and Recipient Notes in their possession;

(b)	as promptly as practicable, return and procure that its Representatives immediately return to Provider all Confidential Information or, at the option and direction of Provider, destroy all or any part of such Confidential Information (and provide satisfactory evidence in writing of such destruction to Provider) provided that to the extent as may be required by Law the Recipient shall be entitled to retain any board or committee papers of the Recipient that include any Confidential Information or Recipient Notes (provided that the Recipient and its Representatives shall continue to be bound by the obligations of confidentiality under this Agreement for so long as the Confidential Information or Recipient Notes are retained);

(c)	as promptly as practicable destroy and procure that its Representatives as promptly as possible destroy all Recipient Notes (and satisfactory evidence of such destruction is provided to Provider) provided that to the extent as may be required by Law the Recipient shall be entitled to retain any board or committee papers of the Recipient and, as the case may be, its Affiliates, that include any Confidential Information or Recipient Notes (provided that the Recipient and its Representatives shall continue to be bound by the obligations of confidentiality under this Agreement for so long as the Confidential Information or Recipient Notes are retained);

(d)	so far as it is practicable to do so, permanently erase, or procure the permanent erasing of, all electronic copies of any Confidential Information and Recipient Notes (provided that (i) the Recipient and its Representatives shall continue to be bound by the obligations of confidentiality under this Agreement for so long as such electronic copies are retained, and (ii) the Recipient and its Representatives undertake to not (attempt to) access such electronic copies); and

(e)	do such further things as may be reasonably required by Provider to protect Provider’s or its Subsidiaries’ right, title and interest in and to the Confidential Information and the Recipient Notes.

Notwithstanding the foregoing, the Recipient may keep copies of the Confidential Information and Recipient Notes as required by Law or bona fide internal document retention policies implemented to comply with applicable legal requirements; provided that any such Confidential Information and Recipient Notes so retained shall be held in compliance with the terms of this Agreement

9.2	RETURN OF DOCUMENTS NOT A RELEASE

Returning, destroying or erasing the documents and other materials referred to in clause 9.1 does not release Recipient and its Representatives from any of their other obligations under this Agreement

10	PUBLIC STATEMENTS

This clause 10 is without prejudice to clause 8.

Notwithstanding anything to the contrary in this Agreement, the Parties may make any disclosures required by U.S. federal securities laws; provided that such disclosure does not result from a breach of clause 15 of this Agreement.

10.1	PUBLIC ANNOUNCEMENTS

The Parties agree that this Agreement does not require any public disclosure to be made by either of them.

The Parties undertake not to make any announcement or otherwise disclose the terms of this Agreement, or the subject matter of the Proposed Project, or negotiations or terms thereof relating to the Proposed Project, without the prior consent of the other Party, other than (and as far as) required by Law or court order.

10.2	ACTION TO BE TAKEN IF REQUIRED TO MAKE AN PUBLIC ANNOUNCEMENT

If the Parties are required to make a public announcement in respect of any Confidential Information or in relation to the Proposed Project, they must, to the extent not prohibited by applicable Law:

(a)	consult with each other with a view to agreeing the form, content, timing and manner of making the public announcement; and

(b)	ensure that the public announcement includes only Confidential Information that is required and does not include any Confidential Information other than that strictly required.

11	THIRD PARTY BENEFICIARIES

For the avoidance of doubt, the rights under this Agreement inure to the benefit of the Subsidiaries of the Provider, which are each to be considered as third party beneficiaries in the meaning of article 1121 of the Belgian Civil Code.

12	CONSEQUENCES OF BREACH

12.1	INDEMNITY-DAMAGES INADEQUATE

The Recipient acknowledges that the Provider and its Subsidiaries may incur damages if any one of the provisions of this Agreement is not performed in accordance with the specific terms. The Recipient shall indemnify the Provider and its Subsidiaries against all damages, costs and liabilities arising in connection with any breach or alleged breach by the Recipient or its Representatives of their obligations under this Agreement. The Recipient acknowledges that it may be very difficult in such event to prove the actual amount of damages suffered by the Provider and its Subsidiaries, and that any breach of this Agreement may not be adequately compensated by monetary damages alone. Accordingly, in addition to any other right or remedy to which the Provider and its Subsidiaries may be entitled, the Provider and its Subsidiaries are entitled to enforce any provision of this Agreement in kind (uitvoering in natura) or via a summary procedure (procedure in kort geding) in order to prevent any actual or threatened breach of this Agreement, without the Provider or its Subsidiaries being obliged to prove the amount of the (possible) resulting losses incurred by it. Any waiver by the Provider or its Subsidiaries of any right, claim or other interest under this Agreement, does not constitute a waiver of such (or any other) right, claim or interest. Any failure by the Provider or its Subsidiaries at any time to enforce compliance of a provision of this Agreement will not affect the right of the Provider and its Subsidiaries to require the full compliance with such provision at a later stage. The Provider shall have the right to enforce this Agreement (for the avoidance of doubt in its own name or on its own behalf, as well as in the name of or on behalf of its Subsidiaries, as the case may be).

12.2	No WAIVER

The Parties acknowledge that any failure or delay by a Party in exercising any right, power or privilege under this Agreement does not operate as a waiver thereof and that no single or partial exercise thereof will preclude any other right, power or privilege under this Agreement.

12.3	EXTENDED LIABILITY

If a Representative of the Recipient does an act or omission that, if done or omitted by the Recipient constitutes a breach of this Agreement, then the Recipient is fully liable under this Agreement as if the Recipient had done the act or made the omission (it being understood that such liability shall be in addition to and not by way of limitation of any right or remedy the Provider or its Subsidiaries may have against Recipient’s Representatives with respect to such breach).

13	NOMINATED REPRESENTATIVES - NO CONTACT

Sanofi and its Representatives shall, in relation to the Proposed Project and the Confidential Information, make contact and deal only with those representatives of Ablynx whose names are set out in Schedule 1 to this Agreement or who are subsequently notified in writing to Sanofi by or on behalf of Ablynx and not with any other representatives of Ablynx or its Subsidiaries or Representatives.

Without prejudice to the generality of the above, Sanofi shall not and shall procure that none of its Representatives shall, without the prior written consent of Ablynx, contact or hold discussions with (i) any shareholder or securities holder of Ablynx or any of its Subsidiaries or (ii) any director, officer, manager, Employee, agent, supplier, customer, collaborator, lender, consultant or other counterparts of Ablynx or any of its Subsidiaries except for those contacts made in the ordinary course of business unconnected with the Proposed Project and not involving any use or disclosure of Confidential Information.

14	NON SOLICITATION

For a period of 12 months from the date of signing this Agreement, each Party and each of its Representatives (except where such Representative is an independent professional adviser or counsel) will not directly or indirectly solicit or employ any Employee of the other Party or any of its Subsidiaries who they first learn of as part of the Proposed Project or who have engaged with the relevant Party or its Representatives in connection with the Proposed Project, regardless of whether such Employee would commit a breach of contract by leaving his employment.

The obligations under this clause shall not prevent a Party from making a bona fide general advertisement for any position of employment not specifically directed at the other Party or any of its Subsidiaries or their Employees and recruiting and employing any person in response to such advertisement.

The non-solicitation covenants set out in this clause are geographically limited to the countries where the concerned Party or any of its respective Subsidiaries conducts business at the date of signing this Agreement.

15	STANDSTILL

Sanofi agrees and undertakes that, without the prior written consent of Ablynx, for a period of 12 months from the date of this Agreement, Sanofi shall not, and shall procure that none of its Representatives (except where such Representative is an independent professional adviser or counsel) shall, directly or indirectly and whether acting alone or acting in concert with any other person:

(a)	acquire or offer to acquire, or cause or encourage any other person to acquire or offer to acquire, any shares or securities of Ablynx or any of its Subsidiaries, including rights to acquire, rights to subscribe for, options in respect of, and derivatives referenced to, such securities, (“Ablynx Securities”) or enter into any agreement, arrangement or understanding (whether legally binding or not) or do or omit to do any act as a result of which Sanofi or any other person may acquire any Ablynx Securities;

(b)	announce or make, or cause any other person to announce or make, an offer to acquire Ablynx, including any merger, consolidation, business combination, tender or exchange offer, purchase of Ablynx’s assets or businesses, or similar transactions involving Ablynx, or announce that it or any other person is interested in acquiring Ablynx by means of any such transaction;

(c)	enter into any agreement, arrangement or understanding (whether or not legally binding) or do or omit to do any act as a result of which Sanofi or any other person may become obliged (under the Belgian takeover legislation or otherwise) to announce or make an offer to acquire Ablynx;

(d)	act in concert with or enter into any agreement, arrangement or understanding (whether legally binding or not) with any other person in connection with any offer to acquire Ablynx to be made or announced by that other person or any of its Affiliates;

(e)	enter into any agreement, arrangement or understanding (whether legally binding or not) which imposes, directly or indirectly, obligations or restrictions on any party to such agreement, arrangement or understanding with respect to the holding, voting or disposition of Ablynx Securities;

(f)	solicit, or make or participate in any solicitation of, or seek to persuade, shareholders or bondholders of Ablynx to vote in a particular manner at any general meeting of shareholders of Ablynx or any general meeting of bondholders of Ablynx respectively or requisition or join in requisitioning any such general meeting of Ablynx; or

(g)	participate to, provide assistance to, make public statements with regard to, or commit to, any of the foregoing.

The restrictions in this clause 15 shall not apply if Sanofi announces its firm intention to launch a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of Ablynx in accordance with article 5 of the Belgian Royal Decree of 27 April 2007 on public takeovers that is recommended by the board of directors of Ablynx; it being understood, however, that nothing in this clause 15 shall prohibit Sanofi from making a confidential proposal to Ablynx or Ablynx’s board of directors for a transaction involving a business combination following the public announcement by Ablynx or a third party that such third party intents to launch a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of Ablynx.

In addition, the limitations and prohibitions on Sanofi set forth in this clause 15 shall no longer apply if after the date of this Agreement any of the following dates occur:

(x)	the date that Ablynx enters into a binding definitive agreement with a third party that provides for an Acquisition Transaction set out in clause (ii) below, or

(y)	the date that:

(1)	Ablynx’s board of directors recommends that Ablynx’s shareholders tender their shares into any tender or exchange offer that, if consummated, constitutes an Acquisition Transaction, or

(2)	is the second Business Day following the start of the initial acceptance period of any tender or exchange offer (or any amendment of such tender offer or exchange offer) that, if consummated, would constitute an Acquisition Transaction unless the board of directors of Ablynx does not recommend that Ablynx’s shareholders tender their shares into such tender or exchange offer (as it may have been amended).

An “Acquisition Transaction” shall mean a transaction in which:

(i)	a person or group (other than Sanofi or its Affiliates) acquires, directly or indirectly, securities representing 50% or more of the voting power of the outstanding securities of Ablynx,

(ii)	a person or group (other than Sanofi or its Affiliates) acquires, directly or indirectly, properties or assets constituting 50% or more of the consolidated assets of Ablynx and its Subsidiaries, or

(iii)	in any case not covered by clause (i) and (ii),

A.	Ablynx issues securities representing 50% or more of its total voting power, including in the case of clauses (i), (ii) and (iii) by way of merger or other business combination with Ablynx (other than with Sanofi or any of its Affiliates), or

B.	Ablynx engages in a merger or other business combination (other than with Sanofi or any of its Affiliates) such that the holders of voting securities of Ablynx immediately prior to the transaction do not own more than 50% of the voting power of securities of the resulting entity.

16	NOTICES

All notices, requests, consents and other documents (the “Notices”) authorised or required to be given by or pursuant to this Agreement shall be given in writing in English and either personally served or sent by e-mail addressed as follows:

Ablynx:
To:	ABLYNX NV
Attention:	Edwin Moses (CEO)
Address:	Technologiepark 21, 9052 Ghent, Belgium
E-mail address:	Edwin.Moses@ablynx.com

Sanofi:
To:	Sanofi SA
Attention:	Karen Linehan
Address:	54 rue La Boétie, 75008 Paris, France
E-mail address:	karen.linehan@sanofi.com

Notices shall be deemed served or given by a Party:

(a)	if served personally by or on behalf the Party, by being sent to the address of the party to whom the Notice is given between 9:00 am and 5:00 pm on any Business Day in the country of the addressee, at the time the Notice was sent or, if served outside such hours or on a day that is not a Business Day, at 9:00am on the next Business Day in the country of the addressee;

(b)	if sent by e-mail by or on behalf the Party, and successfully transmitted between 9:00 am and 5:00 pm on any Business Day in the country of the addressee, at the time of successful transmission or, if successfully transmitted outside such hours or on a day that is not a Business Day, at 9:00am on the next Business Day in the country of the addressee.

A Party may change its address for receipt of Notices at any time by giving written notice thereof to the other Party. A Notice given under this Agreement may be signed on behalf of any Party by the duly authorised representative of that Party and must be sent to the other Party.

17	AMENDMENTS

Any amendment to this Agreement must occur in writing and signed by both Parties.

18	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement.

Each party shall use its best efforts to immediately negotiate in good faith a valid replacement provision which preserves to the maximum extent possible the economic balance of this Agreement.

Absent a replacement by Parties in accordance with this clause 18, the invalid or unenforceable provision will be deemed to be replaced by a valid and enforceable provision that achieves Parties’ original intent to the fullest extent possible, while respecting to any possible extent the initial balance of the Parties’ rights and obligations.

19	INSIDE INFORMATION

The fact and content of the discussions and communications relating to the Proposed Project or the preparation thereof, as well as other Confidential Information exchanged in connection with the discussions and communications relating to the Proposed Project or the preparation thereof, in whole or in part, may constitute inside information for the purposes of MAR relating, directly or indirectly, to the Provider (“Inside Information”).

The Recipient, Including on behalf of its Representatives, acknowledges that it and its Representatives are aware of (i) the legal and regulatory duties entailed by the possession of Inside Information and (ii) the sanctions applicable to insider dealing and unlawful disclosure of inside information under MAR.

The Recipient shall not, and shall procure that none of its Representatives shall act or use the Confidential Information in any way that contravenes Article 8 MAR (insider dealing), Article 10 MAR (unlawful disclosure of inside information) and/or Article 12 MAR (market manipulation) for such time as the information remains Inside Information.

Recipient, including on behalf of its Representatives, further acknowledges that it and its Representatives are aware that the Confidential Information may contain material, non-public information about the Provider under U.S. federal securities laws, and hereby agrees that it and its Representatives may not purchase or sell any securities of the Provider while in possession of such information.

20	TERM

Unless the Proposed Project is otherwise consummated, the provisions of this Agreement shall apply until the expiry of a period of 24 months from the date of signing this Agreement.

21	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Belgium and each party irrevocably agrees to submit to the exclusive jurisdiction of the Dutch-speaking courts of Brussels over any claim or matter arising under or in connection with this Agreement.

22	COSTS

Each Party shall bear its own costs arising out of the preparation of this Agreement.

23	ADDITIONAL PROVISIONS

Notwithstanding any other provisions of this Agreement, the terms set forth on Annex A attached hereto are not binding upon Ablynx, unless it confirms in writing at the latest within 1 hour after the meeting of the Board of Directors of Ablynx that will examine the initial proposal of Sanofi in relation to the Proposed Project (“Annex A Deadline”), which will start no later than 22 January 2018 at 1:00 pm CET and in any event no later than 22 January 2018 at 6 pm CET, that it has agreed to the terms set forth on Annex A.

If Ablynx does not confirm In writing Its agreement to the terms set forth on Annex A attached hereto by the Annex A Deadline, the Parties will terminate their discussions In relation to the Proposed Project and this Agreement shall automatically terminate, It being understood that, except clauses 14 and 15, all provisions of this Agreement shall survive in relation to Confidential Information exchanged between the date of signing this Agreement and the termination of this Agreement and in relation to Recipient Notes In respect of such Confidential Information, until the expiry of a period of 24 months from the date of signing this Agreement.

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Executed for and on behalf of Sanofi by its duly authorised representative:

Name:	Karen Linehan

Title:	Executive Vice President & General Counsel

Signature:	/s/ Karen Linehan

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Executed for and on behalf of Ablynx by its duly authorised representatives:

Name:	Edwin Moses

Title:	Special proxyholder

Signature:	/s/ Edwin Moses

Schedule 1 - Nominated Representatives of Ablynx

Gary Weiss	Cyril Besseddik	Peter Hujoel
Managing Director	Managing Director	Executive Director
Vice Chairman M&A	Co-Head of Healthcare EMEA	Benelux M&A

+44 207 1347127	+44 207 1347768	+32 22 088 823
+44 778 5366622	+44 770 2764641	+32 47 378 5363
gary.weiss@jpmorgan.com	cyril.besseddik@jpmorgan.com	peter.x.hujoel@jpmorgan.com

Annex A

“Competing Transaction” means a possible direct or indirect (offer to) purchase or otherwise acquire (by whatever means) by any party other than Sanofi of 50% or more of the assets or 50% or more of the outstanding voting securities and securities granting access to voting rights of Ablynx.

“Exclusivity” has the meaning set out in clause 1.1.1.

“Hard Exclusivity” has the meaning set out in clause 1.2.2.

“Hard Exclusivity Period” means the period from the expiration of the Soft Exclusivity Period until 4 February 2018 at 11:59 pm CET.

“Soft Exclusivity Period” means the period from the date of this Agreement and until 2 February 2018 at 11:59 pm CET.

1	EXCLUSIVITY

1.1.	SOFT EXCLUSIVITY

1.1.1.	Ablynx has granted “Soft Exclusivity” to Sanofi, meaning that during the Soft Exclusivity Period, Ablynx shall not (directly or indirectly, alone or through another person):

(a)	solicit, actively seek or initiate any approaches from any party in relation to a Competing Transaction;

(b)	engage in any discussions or negotiations with any party in relation to a Competing Transaction (including any discussions or negotiations that exist as of the commencement of the Soft Exclusivity Period), except with respect to discussions or negotiations with any party that submits to Ablynx a written proposal for a Competing Transaction that is not a result of a violation of clause (a); and

(c)	provide any non-public information to any party in relation to a Competing Transaction, except to any party that submits to Ablynx a written proposal for a Competing Transaction that is not a result of a violation of clause (a).

1.1.2.	During the Soft Exclusivity Period, Ablynx shall notify Sanofi of the fact that a third party submitted a proposal or offer with respect to a Competing Transaction during the Soft Exclusivity Period (including providing a complete summary of the financial terms thereof, but not the identity of the party making such proposal or offer).

1.2.	HARD EXCLUSIVITY

1.2.1	Parties acknowledge that, if Sanofi has submitted to Ablynx a binding offer (subject only to the finalization of definitive documentation) in relation to the Proposed Project that is at least within the range of price per share on a fully diluted basis and under terms and conditions that are in the aggregate not more restrictive than Sanofi’s offer dated 21 January 2018, then Ablynx shall grant Hard Exclusivity (as defined below) to Sanofi during the Hard Exclusivity Period, starting as of the expiration of the Soft Exclusivity Period.

1.2.2	If “Hard Exclusivity” is granted to Sanofi in accordance with clause 1.2.1, this means that during the Hard Exclusivity Period Ablynx shall not (directly or indirectly, alone or through another person):

(a)	solicit, actively seek, initiate, pursue, knowingly facilitate or knowingly encourage, any approaches from any party in relation to a Competing Transaction;

(b)	engage in any discussions or negotiations with any party in relation to a Competing Transaction; and

(c)	provide any non-public information to any party in relation to a Competing Transaction.

1.2.3	During the Hard Exclusivity Period, Ablynx shall notify Sanofi of the fact that a third party submitted a proposal or offer with respect to a Competing Transaction during the Hard Exclusivity Period (including providing a complete summary of the financial terms thereof, but not the identity of the party making such proposal or offer).

1.3.	END OF EXCLUSIVITY PERIOD

1.3.1.	The rights and obligations of Ablynx and Sanofi under clause 1.1 shall automatically lapse if and when:

(a)	any third party notifies to the Belgian Financial Services and Markets Authority (its firm intention to launch) a public takeover bid in respect of all outstanding voting securities and securities granting access to voting rights of Ablynx in accordance with article 5 of the Belgian Royal Decree of 27 April 2007 on public takeover bids,

(b)	Sanofi does not reconfirm, in a bona fide manner (taking into account all Confidential Information received by Sanofi), to Ablynx its offer in relation to the Proposed Project at least within the range of price per share on a fully diluted basis and under terms and conditions that are in the aggregate not more restrictive (containing a comprehensive list of remaining due diligence and an indication of the time required to complete (i) any remaining due diligence and (ii) a definitive transaction agreement) by 28 January 2018 at 11:59pm CET.

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[TO BE DELIVERED PRIOR TO THE ANNEX A DEADLINE]

Ablynx confirms its agreement to the terms set forth in this Annex A.

Executed for and on behalf of Ablynx NV by its duly authorised representatives:

Name:	Edwin Moses

Title:	Director

Signature:	/s/ Edwin Moses

Name:	Remi Vermeiren

Title:	Director

Signature:	/s/ Remi Vermeiren